February 22, 2002

02015712

Exemption No.82-3389

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room ~~3004~~(3-6) 3011 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 4 2002
167
WASH, D.C.

Re: Kawasaki Steel Corporation
Rule 12g3-2(b) Exemption No. 82-3389

Dear Sirs:

Enclosed is the following document required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b):

News Release (Issued on February 22, 2002)

If you have any questions about the enclosed materials, please contact the undersigned, telephone 81-3-3597-3273 and fax 81-3-3597-3266.

It is appreciated if you return a copy of this letter with your stamp for acknowledgment.
For your convenience, we enclosed a return envelope and an international postal coupon.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Yours very truly,

Kawasaki Steel Corporation

Shuichi Tanaka
Group Head
Capital Market Group
Finance Dept.

February 22, 2002

Kawasaki Steel Corporation

==

Forecast of Financial Results for FY2001

(Fiscal year ended March 31, 2002)

==

Kawasaki Steel Corporation ("Kawasaki") announced today the updatedforecast of financial results for FY2001 (Fiscal year ended March 31, 2002).

1. Forecast of Consolidated Financial Results for FY2001

	1st half of FY2001(A)	*Updated forecast* 2nd half of FY2001(E)	*Updated forecast* FY2001(E)	*Previous forecast* FY2001(E)	FY2000(A)
					Billions of Yen
Sales	579.9	660.0	1240.0	1250.0	1315.5
Operating Profit	21.2	19.0	40.0	40.0	79.3
Ordinary Profit	13.4	6.5	20.0	23.0	53.6
Net Income(Loss)	(2.8)	(3.0)	(6.0)	1.0	(18.2)

During FY2001, Japanese economy has been weakening due to a decrease of capital expenditure motivated by worsened corporate financial results, low personal consumption and public investment as well as an impact of simultaneous deceleration of world economy.

Under such circumstances, Kawasaki and its group companies, looking beyond the entire business consolidation with NKK Corporation, made all-out efforts to strengthen profitability.

In Steel business segment, Kawasaki has cut back production from 6.39 million metric ton in the 1st half to 5.85 million metric ton(estimate) in the 2nd half as originally planned in the beginning of the 2nd half.

Sales prices fell more than expected mainly in export due to softness in demand brought by deceleration of world economy. Although an impact of the yen's weakening will absorb some of the above factors, operating profit in Steel business segment will decrease from the previous forecast

announced on Nov. 21, 2001.

Non-steel business segments, however, will improve compared to the previous forecast and that is why the forecast of operating profit remains the same.

On the other hand, ordinary profit forecast was revised downward because of equity in net loss in Kawasho Corporation, an affiliate trading house.
(http://www.kawasho.co.jp/english/index.htm)

As for extraordinary profits and losses, Kawasaki plans to post profit on sales of property, profit on creation of retirement benefit trust as well as expenses for special retirement payment, amortization of the transition amount, valuation loss on securities caused by the deteriorated Japanese stock market, and loss on financial assistance to Kawasho Corporation. It is predicted that Kawasaki will report a net loss of 6 billion yen.

Kawasaki and its group companies have been making an intensive effort to improve their financial structure. In addition, Kawasaki will divest leasing business operated by its subsidiary, Kawasaki Enterprises Inc.
to Tokyo Leasing Co. Ltd. Thus, Kawasaki will successfully reduce its interest-bearing debt (excluding finance lease obligation) to 1145 billion yen.

Consolidated interest-bearing debt

	Billions of yen
As of March 31, 2001(A)	1280
As of March 31, 2002(E)	1145
Reduced by	135

2. Forecast of Non-consolidated Financial Results for FY2001

	1st half of FY2001(A)	*Updated forecast* 2nd half of FY2001(E)	*Updated forecast* FY2001(E)	*Previous forecast* FY2001(E)	FY2000(A)
					Billions of Yen
Sales	360.3	355.0	715.0	720.0	778.5
Operating Profit	14.9	5.0	20.0	22.0	53.9
Ordinary Profit	10.4	2.5	13.0	11.0	43.0
Net Income (Loss)	(0.5)	(16.5)	(17.0)	(5.0)	(27.6)

Non-consolidated interest-bearing debt

	Billions of yen
As of March 31, 2001(A)	679
As of March 31, 2002(E)	920
Increased by	240

3.Dividend policy

Taking the uncertainty in Japanese economy and the effect of dividend on financial structure into consideration, the Board of Directors of Kawasaki Steel Corporation decided today to pass a year-end dividend.

==

Headquarters and Board Members of JFE Holdings, Inc.

==

Kawasaki Steel Corporation and NKK Corporation ("NKK") announced on February 18, 2002 that two companies had unofficially decided board members and headquarters of JFE Holdings, Inc.

1.Headquarters

a. JFE Holdings, Inc.	1-1-2, Marunouchi, Chiyoda-ku, Tokyo, Japan (NKK's headquarters at present)
b. JFE Steel Corporation	2-2-3, Uchisaiwai-cho, Chiyoda-ku, Tokyo, Japan (Kawasaki's headquarters at present)
c. JFE Engineering Corporation	1-1-2, Marunouchi, Chiyoda-ku, Tokyo, Japan (NKK's headquarters at present)

2. Board Members and Officers

a. Board Members

	Name	Current position
Chairman and Co-CEO	Kanji Emoto	Chairman of the Board, Kawasaki Steel Corp.
President and Co-CEO	Youichi Shimogaichi	Chairman of the Board, NKK Corp.
Executive Vice President	Cho Otani	Excecutive Vice President, NKK Corp.
Executive Vice President	Tetsuo Miyazaki	Executive Vice President, Kawasaki Steel Corp.
	Fumio Sudo	President and the Chief Excecutive Officer, Kawasaki Steel Corp.
	Shigeharu Dote	Executive Vice President NKK Corp.

Cf.Fumio Sudo will be installed as President of JFE Steel Corporation.
Shigeharu Dote will be installed as President of JFE Engineering Corporation.

b. Officers

	Name	Current position
Senior Vice President (General Affairs & Personnel)	Yoshiyuki Nabasama	Excecutive Officer, Kawasaki Steel Corp.
Senior Vice President (Accounting)	Toshikuni Yamazaki	Senior Vice President, NKK Corp.

Senior Vice President (Planning)	Osamu Saito	Senior Vice President, NKK Corp.
Vice President (Environmental Solutions)	Mikito Wakamatsu	Vice President, NKK Corp.
Vice President (Finance)	Eiji Hayashida	General Manager, Kawasaki Steel Corp.

Cautionary Statement

The outlook for business results presented above is based on information available at the present point and includes an element of uncertainty.

Accordingly, the reader is requested to refrain from making investment decision based wholly on these predicted results alone.